

03028078

SECURITIES AND EXCHANGE COMMISSION



RECD S.E.C.
JUL 2 5 2003
1086

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Interstate Power and Light Company — 0000052485

Exact Name of Registrant as Specified in Charter — Registrant CIK Number

Form U-1 (Exhibits B-1) — File No. 70- 10150

Electronic Report, Schedule or Registration — SEC File Number, if available

Statement of Which the Documents Are A Part (give period of report)

____

PROCESSED



JUL 28 2003

THOMSON FINANCIAL

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City _______, State of ___________, _________, 2003.

____
(Registrant)

By: ....
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on July 25, 2003, that the information set forth in this statement is true and complete.

By: ....
Andrew F. MacDonald

Counsel for Interstate Power and Light Company

DC #147713 v1



Exhibit B-1

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

FUEL LEASE

Dated as of August 21, 1973

Between

ARNOLD FUEL, INC.,
as Lessor

And

IOWA ELECTRIC LIGHT AND POWER COMPANY,
as Lessee

NOTE: THE LESSOR'S INTEREST IN THIS FUEL LEASE HAS BEEN ASSIGNED TO, AND IS SUBJECT TO A SECURITY INTEREST IN FAVOR OF THE FIRST NATIONAL BANK OF CHICAGO, AS PROVIDED IN THE ASSIGNMENT AGREEMENT, DATED AS OF AUGUST 21, 1973, BETWEEN THE LESSOR HEREUNDER, AS DEBTOR, AND SAID BANK, AS SECURED PARTY, AS SAID ASSIGNMENT AGREEMENT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME AS PERMITTED THEREBY. INFORMATION CONCERNING SUCH SECURITY INTEREST MAY BE OBTAINED FROM SAID BANK AT ITS OFFICES AT ONE FIRST NATIONAL PLAZA, CHICAGO, ILLINOIS 60670.

TABLE OF CONTENTS

Attachments

FUEL LEASE

FUEL LEASE dated as of August 21, 1973 ("this Lease"), between ARNOLD FUEL, INC., a Delaware corporation (the "Lessor"), whose post office address is c/o Broad Street Contract Services, Inc., 55 Broad Street, New York, New York 10004, and IOWA ELECTRIC LIGHT AND POWER COMPANY, an Iowa corporation (the "Lessee"), whose post office address is Post Office Box 351, Cedar Rapids, Iowa 52406.

Section 1. Defined Terms.

Unless the context otherwise specifies or requires, each term defined in this Section 1 shall, when used in this Lease, have the meaning indicated:

"Acquisition Cost" shall mean the purchase price paid by the Lessor in order to acquire any portion of the Nuclear Fuel including the total amount of all payments made by the Lessor to or for the account of the Lessee under the Interim Payment Agreement which are credited against the purchase price and all other progress payments, if any, made by the Lessor in respect of Nuclear Fuel, together with costs of milling, conversion, enrichment, fabrication, installation, delivery, containerization, transportation, storage, processing, reprocessing (including disposition of radioactive and other materials) and any other direct costs with respect to acquiring, recovering or preparing such portion of the Nuclear Fuel for use in or for cycling or recycling thereof or for management thereof through any stage of its Nuclear Fuel Cycle, and costs with respect to repairs, replacements and renewals or Restoration of any portion of the Nuclear Fuel but excluding therefrom all Capitalized Cost with respect thereto.

"Additional Rent" shall mean the Additional Rent payable by the Lessee under Section 4.

"Agent" shall mean Broad Street Contract Services, Inc., a Delaware corporation.

"Assignee" shall mean each person, firm, corporation or other entity to which any part of the Lessor's interest under this Lease, or any rents or other rights of the Lessor under this Lease, shall at the time have been assigned, conditionally or otherwise, by the Lessor, and shall include The First National Bank of Chicago if and so long as the Credit Agreement shall be in effect; except in Section 19 or where the context otherwise requires, (a) references to "the Lessor and the Assignee" shall mean the Lessor and each Assignee, severally, and (b) references to "the Lessor and each Assignee" shall mean the Assignee alone if such an assignment shall be in effect, or the Lessor alone if no such assignment shall be in effect.

"Assignment Agreement" shall mean the Assignment Agreement dated as of August 21, 1973, between the Lessor and The First National Bank of Chicago which creates a security interest in the Lessor's interest under this Lease and the Rents and other sums due and to become due hereunder as the same may be amended from time to time.

"Basic Rent" payable on any Rent Payment Date shall mean the sum of the Quarterly Lease Charge plus the Burn-Up Charge as shown on Annex I to the Quarterly Rent Schedule delivered to the Lessor and the Assignee pursuant to Section 4(c) hereof in respect of such Rent Payment Date.

"Bill of Sale" shall mean a bill of sale in substantially the form of either Schedule C or Schedule E attached to and made a part of this Lease, pursuant to which title to all or any portion of the Nuclear Fuel is transferred to the Lessor or to the Lessee.

"Burn-Up Charge" shall mean the amount shown as Total Burn-Up Charge on Annex I to the Quarterly Rent Schedule delivered to the Lessor and the Assignee pursuant to Section 4(c) hereof in respect of such Basic Rent Payment Date.

"Business Day" shall mean any day other than a day on which banking institutions in the State of Illinois are authorized by law to close.

"Capitalized Cost" shall mean the sum of all legal, printing, reproduction, closing and other normally capitalizable administrative fees and expenses (including fees payable by the Lessor to the Agent under the Agreement dated as of August 21, 1973 between them and fees payable by the Lessor to Goldman, Sachs & Co. under the Agreement dated as of August 21, 1973 between them) actually incurred and paid by the Lessee or by the Lessor in connection with any acquisition of the Nuclear Fuel and in connection with the transactions contemplated by the Interim Payment Agreement (including the total amount of interest payments advanced by the Lessor pursuant to Sections 1(a)(ii) and 1(b)(iii) of the Interim Payment Agreement) and the Credit Agreement (including interest expense and amortization of debt discount with respect to Commercial Paper and revolving credit loans under the Credit Agreement and all commitment and other fees, costs and expenses, including the issuing agent's fees, relating to liabilities of the Lessor under the Credit Agreement which have accrued on or before December 31, 1973, or are due and payable on October 31, 1973 and January 31, 1974) and Daily Lease Charges accrued pursuant to this Lease which, in the Lessee's sole judgment, are allocable to such Nuclear Fuel during any stage of its Nuclear Fuel Cycle other than its Heat Production stage if and to the extent that the Lessee elects to capitalize any such Daily Lease Charges; provided, however, that Daily Lease Charges shall be included in any computation of the Capitalized Cost made by the Lessee in any such certification only to the extent that, after the inclusion of such Daily Lease Charges in such computation (i) the amount of credit then still available to the Lessor under the Credit Agreement, shall exceed the Stipulated Loss Value in all portions of the Nuclear Fuel which is then being certified (including such Daily Lease Charges in the computation of Capitalized Cost for purposes of determining the amount of such Investment) pursuant to Section 5 and (ii) the Lessor can finance the payment of Capitalized Cost and Acquisition Cost solely through the issuance of Commercial Paper.

"Commercial Paper" shall mean the commercial paper of the Lessor issued pursuant to the Credit Agreement.

"Cooling" shall mean the stage of the Nuclear Fuel Cycle pursuant to which Nuclear Fuel is placed in underwater storage upon completion of the Heat Production stage of the Nuclear Fuel Cycle.

"Credit Agreement" shall mean the Credit Agreement dated August 21, 1973 between the Lessor and The First National Bank of Chicago, relating to the Nuclear Fuel, as the same may be amended from time to time.

"Daily Lease Charge" shall mean for any calendar day (whether or not a Business Day) during the term of this Lease the sum of:

(i) an accrual for such day of all interest expense and of the amortization of debt discount, whether or not paid, with respect to all Commercial Paper issued, and all revolving credit loans obtained, by the Lessor pursuant to the Credit Agreement, which are outstanding at the close of business on such day,

(ii) an accrual for such day with respect to all commitment and other fees, costs and expenses (including issuing agent's fees) relating to the liabilities of the Lessor under the Credit Agreement,

(iii) a charge determined by dividing (x) 1/8 of 1% of the Stipulated Loss Value of the Nuclear Fuel at the close of business on such day by (y) 365.

Any figure used in the computation of any component of the Daily Lease Charge shall be stated to ten decimal places. No accrual, charge or other item which would constitute a part of the Acquisition Cost shall be included in the computation of Daily Lease Charge.

"Event of Default" shall mean any Event of Default referred to in Section 24 hereof.

"Fuel Management" shall mean the design of, contracting for, fixing the price and terms of acquisition of, management, movement, removal, disengagement and other activities in connection with the utilization of the Nuclear Fuel, and sometimes referred to as "management".

"Fuel Schedule" shall mean an instrument in substantially the form of Schedule D attached hereto and made a part hereof, pursuant to which Schedule A to this Lease is amended in connection with a request by the Lessee for payment or reimbursement with respect to the Nuclear Fuel pursuant to Section 5 hereof or in connection with a removal or a replacement of the Nuclear Fuel pursuant to Section 9, 17(a) or 18(b) hereof.

"Generating Facility" shall mean the boiling water reactor nuclear power plant located near Palo in Linn County, Iowa, known as the Duane Arnold Energy Center Unit No. 1.

"Heat Production" shall mean the stage of the Nuclear Fuel Cycle commencing with the commercial operation of the Generating Facility in which the Nuclear Fuel is engaged in a reactor core of the Generating Facility and is being consumed to produce heat, pursuant to the process of nuclear fission, in the production of electric energy.

"Impositions" shall mean all taxes, assessments (including, without limitation, all assessments for public improvements or benefits, whether or not commenced or completed prior to the commencement of the term hereof and whether or not to be completed within the term hereof), ground rents, water or other rents, rates and charges, excises, levies, license fees, permit fees, inspection fees and other authorization fees and other charges, in each case whether general or special, ordinary or extraordinary, or foreseen or unforeseen, of every character (including all interest and penalties thereon), which at any time before, during or in respect of the term hereof may be assessed, levied, confirmed or imposed on or in respect of or be a lien upon (a) the Nuclear Fuel or any portion thereof or any Basic Rent or Additional Rent reserved or payable hereunder, or this Lease, or any right or interest therein or herein, or (b) the acquisition, sale or purchase of the Nuclear Fuel or any portion thereof, or (c) any operation, use or possession of or activity conducted on or with the Nuclear Fuel or any portion thereof, or the Generating Facility with respect thereto, but not including any income, profits or franchise tax imposed by law upon the Assignee or any supplier of Nuclear Fuel other than the Lessee in respect of its income, profits or franchises, or imposed by law upon the Agent in respect of the Agent's receipt of or entitlement to the charge of the Agent referred to in clause (iii) of the definition of Daily Lease Charge.

"Insurance Requirements" shall mean all terms of any insurance policy covering or applicable to the Nuclear Fuel or any portion thereof, all requirements of the issuer of any such policy, and all orders, rules, regulations and other requirements of the Atomic Energy Commission, the National Board of Fire Underwriters, or any other body exercising similar functions with respect to electric utility properties or any other body hereafter constituted exercising similar functions, which are applicable to or affecting the Generating Facility, the Nuclear Fuel or any portion thereof or any operation, use or condition of the Generating Facility, the Nuclear Fuel or any portion thereof.

"Interim Payment Agreement" shall mean the Interim Agreement dated as of March 16, 1973 between the Lessee and the Lessor.

"Investment" shall mean with respect to any portion of the Nuclear Fuel, the sum of (i) the Acquisition Cost for such portion, plus (ii) the Capitalized Cost for such portion, which has been paid or accrued by the Lessor, including by way of reimbursement by the Lessor to the Lessee pursuant to Section 5 hereof.

"Legal Requirements" shall mean all requirements having the force of law applicable to the Generating Facility, the Nuclear Fuel, any property adjoining it or any transaction pursuant to this Lease.

"Lessee" shall mean Iowa Electric Light and Power Company, an Iowa corporation, or any successor or successors to its rights and obligations as lessee hereunder.

"Lessor" shall mean Arnold Fuel, Inc., a Delaware corporation, or any successor or successors to its rights and obligations as lessor hereunder, including at any time after the date hereof, the then owner of the Nuclear Fuel.

"Manufacturers" shall mean Atlas Corporation, a Delaware corporation, Kerr-McGee Corporation, a Delaware corporation, the United States of America as represented by the United States Atomic Energy Commission, and General Electric Company, a New York corporation, and any other supplier of Nuclear Fuel, any component thereof or service in connection therewith.

"MWhr Factor" shall mean a factor determined by deducting the estimated residual value stated in dollars of each assembly of the Nuclear Fuel after it shall have completed Heat Production from the Stipulated Loss Value for each such assembly and dividing the remainder by the estimated amount of heat remaining, measured in thermal megawatt hours, that such assembly will produce during Heat Production. The quotient shall be computed to the nearest fifth decimal place. In computing the MWhr Factor for the purposes of each Quarterly Rent Schedule (i) the estimated residual value of each assembly, the Stipulated Loss Value and the estimated amount of heat remaining shall be computed and determined as of the first day of the calendar quarter next preceding the date of the Quarterly Rent Schedule or the date of commencement of Heat Production if occurring later but may reflect information and data with respect to such assembly available to the Company as of the date the Quarterly

Rent Schedule is executed, (ii) the computation may take into account any anticipated loss by such assembly of radioactive material during such assembly's Reprocessing, and (iii) the estimated residual value of each assembly of the Nuclear Fuel after it shall have completed Heat Production shall include the anticipated value of plutonium and other by-products to be recovered with respect to such assembly in Reprocessing.

"Nuclear Fuel" shall mean the undivided 70% interest of the Lessor in the separate assemblies of Nuclear Fuel and components thereof more particularly described in Schedule A hereto, as amended from time to time by means of a Fuel Schedule, in the respective forms in which such assemblies and components exist at each stage of the Nuclear Fuel Cycle, consisting of substances and equipment which, when loaded into a nuclear reactor, are intended to produce heat through the fission process, together with all replacements thereof and additions thereto. But the Nuclear Fuel shall not include any assemblies, components or other items purchased and paid for by the Lessee pursuant to the provisions of Section 9(b) hereof.

"Nuclear Fuel Contract" shall mean any contract entered into by the Lessee with the Manufacturer relating to the acquisition of any Nuclear Fuel, any components thereof or service in connection therewith.

"Nuclear Fuel Cycle" shall mean the various stages herein defined in the process, whether physical or chemical, by which the component parts of the Nuclear Fuel are mined, processed, enriched, designed, fabricated into assemblies utilizable for heat production, loaded into a reactor core, utilized, disengaged, cooled and reprocessed, together with all incidental processes with respect to the Nuclear Fuel at any stage of said Nuclear Fuel Cycle.

"Quarterly Lease Charge" shall mean the sum, for any calendar quarter, of the aggregate of the Daily Lease Charges incurred with respect to all portions of the Nuclear Fuel subject to this Lease at any time during such calendar quarter.

"Quarterly Rent Schedule" shall mean an instrument in substantially the form of Schedule B attached hereto and made a part hereof from time to time executed by the Lessor and the Lessee for the purpose of setting forth and confirming the S.L.V. of the Nuclear Fuel and the Burn-Up Charges and Daily Lease Charges for the Nuclear Fuel.

"Recycling" shall mean the use of uranium and/or plutonium recovered from Nuclear Fuel in the preparation of new Nuclear Fuel.

"Related Nuclear Material" shall mean the undivided 30% interest of Central Iowa Power Cooperative and Corn Belt Power Cooperative in the separate assemblies of Nuclear Fuel and components thereof more particularly described from time to time in Schedule A hereto.

"Reprocessing" shall mean the stage of the Nuclear Fuel Cycle in which the Nuclear Fuel, after it has completed the Heat Production and Cooling stages of the Nuclear Fuel Cycle is transported to a reprocessing plant mechanically disassembled, dissolved in acidic solution and separated into recovered forms of uranium, plutonium and other radioactive materials.

"Restoration" shall mean the repair, reconstruction or replacement of all or any portion of the Nuclear Fuel or the Generating Facility which has been damaged or destroyed or which has been affected by a Taking, as nearly as possible to the value, condition and character of such portion, and in its location, immediately prior to such damage, destruction or Taking, or the replacement of any assembly of the Nuclear Fuel so damaged, destroyed or affected by a Taking, with Nuclear Fuel having an equivalent value and Heat Production capacity with only such alterations and additions as may be made at the Lessee's election and as will not diminish the fair market value or usefulness of the Nuclear Fuel so repaired, reconstructed or replaced.

"Security Agreement" shall mean the Security Agreement dated as of August 21, 1973, from the Lessor to The First National Bank of Chicago, which creates a security interest in the Nuclear Fuel, as the same may be amended from time to time.

"Stipulated Loss Value" or "S.L.V." shall mean with respect to any portion of the Nuclear Fuel at any time leased hereunder, the excess of the amount of the Investment in such portion over the aggregate amount of the Burn-Up Charges theretofore paid by the Lessee to the Lessor in respect of such portion.

"Taking" shall mean a loss, during the term hereof, of the title to, ownership of or use and possession of the Nuclear Fuel, the Generating Facility or any portion of either thereof, or any interest therein or right accruing thereto, as the result of or in lieu or in anticipation of the exercise of the rights of condemnation or eminent domain pursuant to any law, general or special, or by reason of the temporary requisition of the use of the Nuclear Fuel, the Generating Facility or any portion of either thereof, by any governmental authority civil or military.

"Unavoidable Delays" shall mean delays due to strikes, acts of God, governmental restrictions or regulatory delays, enemy action, civil commotion, fire, unavoidable casualty causes affecting the integrity of generating or transmission systems or other causes beyond the control of the Lessee.

Section 2. Lease of Nuclear Fuel; Term.

(a) The Lessor hereby leases to the Lessee, and the Lessee hereby leases from the Lessor, the assemblies of Nuclear Fuel and components thereof described in Schedule A hereto as the same may be amended from time to time, for the term provided in this Lease and subject to the terms and provisions hereof.

(b) The term of this Lease shall begin at 12:01 A.M., Chicago time, on August 21, 1973, and unless sooner terminated by notice at the option of the Lessee, pursuant to Section 19(a)(i), shall end at 12:00 midnight, Chicago time, on December 31, 1979, with one year extensions to be negotiated by December 31, 1976, and by December 31 in each subsequent year. Unless either the Lessor or the Lessee shall have given notice to the other by December 31 in 1976 or any subsequent year, stating that this Lease shall terminate on December 31 of the third following year then the term of this Lease shall thereupon automatically be extended for one additional year, without the necessity of action by the Lessor or the Lessee. This Lease shall in any event terminate at 12:00 midnight, Chicago time, on December 31, 2023, if the term shall be extended until then.

Section 3. Title to Remain in the Lessor; Nuclear Fuel to be Personal Property.

(a) Title to and ownership of the Nuclear Fuel shall at all times remain in the Lessor or its assigns and at no time become vested in the Lessee or its assigns, except in accordance with an express provision of this Lease. This is a lease only, and shall not give or grant to the Lessee any right, title or interest in or to the Nuclear Fuel, or any portion thereof, except the rights of a tenant in accordance with the provisions hereof; provided, however, that except as otherwise expressly limited by the provisions of this Lease, the Lessee shall have full right and lawful authority to engage in Fuel Management. The Lessee is hereby designated the lawful representative of the Lessor in all dealings with the manufacturers of Nuclear Fuel and any regulatory agency having jurisdiction over the ownership or possession of the Nuclear Fuel.

(b) The Nuclear Fuel is personal property and the Lessee shall, at its expense, take all such action as may be required to cause the Nuclear Fuel to retain its character as personal property. The Nuclear Fuel shall not become part of any real property on which it or any portion thereof may from time to time be situated, notwithstanding the means by which it is installed or attached thereto and notwithstanding any law or custom or the provisions of any lease, mortgage or other instrument applicable to any such real property. The Lessee agrees to indemnify the Lessor against, and to hold the Lessor harmless from, all losses, costs and expenses resulting from any violation of such covenants.

(c) The Lessee represents and warrants to the Lessor that (i) neither the Nuclear Fuel nor any part thereof shall consist, or will hereafter consist, of a facility for the transmission or sale of electric energy, and the Nuclear Fuel will at all times consist only of facilities used for or in connection with the generation of electric energy, and (ii) the Nuclear Fuel location will be limited to: (w) the Manufacturers' facilities, (x) transit between Manufacturers' facilities and the Generating Facility, (y) transit between the Manufacturers' facilities and (z) the Generating Facility. Each assembly of the Nuclear Fuel will be utilized during its Heat Production stage in the Generating Facility.

Section 4. Basic Rent and Additional Rent; Procedure for Paying Basic Rent.

(a) The Lessee covenants to pay to the Lessor on April 30, 1974 and on the last day of each January, April, July and October thereafter (or if such day is not a Business Day, on the next preceding Business Day) to and including the last day of the month following the end of the calendar quarter in which this Lease expired or terminated (each such date being herein called a "Basic Rent Payment Date"), at not later than 11:00 A.M., Chicago time, the respective amounts of Basic Rent shown on Annex I to the Quarterly Rent Schedule delivered to the Lessor and the Assignee in accordance with clause (i) of Section 4(c) hereof in respect of such Rent Payment Date.

(b) The Lessee hereby covenants and agrees that it will not cause or suffer any assembly of the Nuclear Fuel to be engaged in any nuclear reactor until the Lessee delivers to the Lessor and the Assignee a certificate, dated the date of delivery and signed by a qualified engineer, who may be an employee of the Lessee, describing all assemblies of Nuclear Fuel then being engaged in any nuclear reactor as they are described in Schedule A hereto; provided that such a certificate for assemblies initially listed in Schedule A shall be delivered to the Lessor and the Assignee at the time of execution of this Lease.

(c) At least 15 days before each Basic Rent Payment Date, the Lessor shall deliver to the Lessee and the Assignee a Quarterly Rent Schedule completed as to Columns 1, 2, 3 and 4 and as to Annex II thereto. On such Basic Rent Payment Date, the Lessee shall

(i) deliver to the Lessor and the Assignee the Quarterly Rent Schedule so received duly completed as to the remaining Columns and as to Annex I; and

(ii) pay to the Lessor or the Assignee, the amount shown for Basic Rent in such Annex I for the calendar quarter next preceding such Basic Rent Payment Date.

Each such Quarterly Rent Schedule shall be signed and delivered in triplicate and one counterpart shall be delivered to each party and one to the Assignee.

(d) All sums payable by the Lessee to the Lessor shall be payable in Federal funds and shall be paid to the Lessor at the Lessor's address for purposes of notices hereunder or to such other person or at such other address as the Lessor may from time to time designate.

(e) In addition to the Basic Rent, the Lessee will also pay, from time to time, as provided in this Lease or on demand of the Lessor or the Assignee, as additional rent (herein called "Additional Rent") to the Lessor or the Assignee or other persons entitled to receive the same, all amounts that the Lessee agrees herein to pay including but not limited to the fees of the Lessor's independent auditors, including interest at the rate incurred by the Lessor as a result of any delay in payment by the Lessee, to meet obligations that would have been satisfied out of prompt payment by the Lessee. In the event of any failure by the Lessee to pay any Additional Rent, the Lessor or the Assignee shall have all the rights, powers and remedies as in the case of failure to pay Basic Rent.

Section 5. Payment of Costs by Lessor.

Whenever the Lessee desires the Lessor to acquire title to property which, upon such acquisition, shall become part of the Nuclear Fuel and to pay any Acquisition Costs relating thereto, or to obtain payment to a Manufacturer or reimbursement to the Lessee of any Acquisition Costs or Capitalized Costs or both of any portion of the Nuclear Fuel, including Nuclear Fuel acquired after the date of this Lease either as additional Nuclear Fuel or as replacement Nuclear Fuel, the Lessee may deliver to the Lessor and the Assignee a Fuel Schedule in substantially the form of Schedule D, dated as of the date of delivery and fully executed by the Lessee, which shall (i) describe in Annex II thereto, in the same manner as in Schedule A hereto, such portion of the Nuclear Fuel, (ii) set forth in Annex I thereto, in the manner specified in Section 29 hereof, the Acquisition Costs and Capitalized Costs payable to such Manufacturer or incurred by the Lessee as of the date of such Fuel Schedule with respect to such portion of the Nuclear Fuel, and (iii) set forth in item 2 thereof that portion of such Acquisition Costs and Capitalized Costs which have not previously been the basis of payment to such Manufacturer or reimbursement to the Lessee pursuant to this Section 5, and with respect to which the Lessee desires payment or reimbursement. At such time as a Nuclear Fuel Contract provides for transfer of title to any portion of the Nuclear Fuel for which a Fuel Schedule has been or is being submitted to the Lessor by the Lessee, the Lessee shall cause the relevant Manufacturer to deliver to the Lessor a duly executed Bill of Sale substantially in the form of Schedule C hereto describing such portion of the Nuclear Fuel unless the Nuclear Fuel Contract provides for the transfer of title to the Lessor without execution and delivery by the relevant Manufacturer of a bill of sale; and at such time as a Fuel Schedule is delivered the Lessee shall deliver to the Lessor a duly executed Bill of Sale substantially in the form of Schedule C hereto describing any portion of the Nuclear Fuel to which the Lessee has title; and the Lessor shall accept such Bill or Bills of Sale. Not earlier than five days nor later than ten days after the Lessor shall have received a Fuel Schedule hereunder, the Lessor shall pay to the Manufacturer designated in the Fuel Schedule or, as the case may be, to the Lessee the amount of the requested payment or, as the case may be, reimbursement and shall complete such Fuel Schedule so delivered to it by (y) setting forth in Annex I thereto the Investment in such portion of the Nuclear Fuel as of the date of such payment, and (z) executing such Fuel Schedule and delivering copies thereof to the Lessee and the Assignee, provided, however, that the Lessor shall not be required to make any payment pursuant to this Section 5 if and to the extent that (i) such payment exceeds the amount of the proceeds receivable by the Lessor when it draws down the maximum amount of credit available to it under the Credit Agreement at the time of such payment to the Lessee and (ii) after giving effect to such payment, the Lessor can finance the payment of Capitalized Cost and Acquisition Cost solely through the issuance of Commercial Paper.

Section 6. Net Lease Provision; Taxes.

This Lease is a completely net lease and the Basic Rent, Additional Rent and all other sums payable by the Lessee hereunder shall be paid without notice, demand, counterclaim, setoff, deduction or defense and without abatement, suspension, deferment, diminution or reduction, it being the intention of the parties hereto that the obligations of the Lessee hereunder shall be separate and independent covenants and agreements, that the Basic Rent, Additional Rent and all other sums payable by the Lessee hereunder shall be payable unconditionally in all events, and that the obligations of the Lessee hereunder shall continue unaffected by any event whatsoever, unless the requirement to pay or perform the same shall have been modified or terminated pursuant to an express provision of this Lease. Except as expressly provided herein, the Lessee waives all rights now or hereafter conferred by statute or otherwise to quit, terminate or surrender this Lease or the Nuclear Fuel or any portion thereof, or to any abatement, suspension, deferment, diminution or reduction of Basic Rent, Additional Rent or any other sum payable by the Lessee hereunder. The Lessee agrees that during the term of this Lease it will promptly pay all taxes, assessments, and other governmental charges and fees levied or assessed upon the interest of the Lessee in the Nuclear Fuel and against the Lessor on account of its acquisition or ownership of the Nuclear Fuel or any part thereof, including any Federal or state net income, excess profits or franchise taxes against the Lessor on or measured by the Basic Rent payable hereunder or the net income therefrom; provided, that this Section 6 shall not be deemed to obligate the Lessee to pay any taxes, assessments and other governmental charges and fees which may have been included in the Capitalized Cost of any Nuclear Fuel. The Lessee further agrees at its expense to do all things required to be done by the Lessor in connection with the levy, assessment, billing or payment of any such taxes (other than Federal or state income, excess profits or franchise taxes) and is hereby authorized by the Lessor to act for and on behalf of the Lessor in any and all such respects, and to file, on behalf of the Lessor, all required tax returns and reports (other than returns and reports in respect of Federal or state income, excess profits or franchise taxes) concerning the Nuclear Fuel.

Section 7. Condition and Use of Nuclear Fuel.

(a) Each assembly of the Nuclear Fuel is leased subject to the rights of any parties in possession thereof and the state of the title thereto and the rights of ownership therein whenever the same first becomes subject to this Lease, and to all applicable zoning regulations, restrictions, rules, licenses and ordinances, building restrictions and other laws and regulations now in effect or hereafter adopted by any governmental authority having jurisdiction, and in the state and condition thereof when the same first becomes subject to this Lease, without representations or warranties of any kind by the Lessor, the Agent, the Assignee, or any person acting on behalf of any of them. The Lessee acknowledges and agrees that the type and design of the Nuclear Fuel has not been selected by the Lessor, that the Lessor has not supplied any specifications with respect to the manufacture of any thereof and that neither the Lessor, the Agent, the Assignee nor any person (except the Lessee) acting on behalf of any thereof (i) is a manufacturer of, or dealer in, nuclear material of any kind or has any license to use or possess such material, (ii) has made any recommendation, given any advice or taken any other action with respect to (y) the choice of any supplier, vendor, processor, designer, fabricator or transporter of, or any other contractor with respect to, the Nuclear Fuel or any portion thereof, or (z) any action taken or to be taken with respect to the Nuclear Fuel or any portion thereof at any stage of the Nuclear Fuel Cycle, (iii) has at any time had physical possession of any portion of the Nuclear Fuel or made any inspection thereof, or (iv) has made any warranty or other representation, express or implied, that the Nuclear Fuel (x) will not result in injury or damage to persons or property, (y) has been properly designed or fabricated or will accomplish the results which the Lessee intends therefor, or (z) is safe in any manner or respect. THE PROVISIONS OF THIS SECTION 7(a) HAVE BEEN NEGOTIATED WITH THE INTENTION OF COMPLETELY EXCLUDING AND NEGATING ALL WARRANTIES BY THE LESSOR, THE AGENT, THE ASSIGNEE OR ANY PERSON ACTING ON BEHALF OF ANY OF THEM, EXPRESS OR IMPLIED, RELATING TO THE NUCLEAR FUEL OR ANY PORTION THEREOF, WITH RESPECT TO MERCHANTABILITY, FITNESS OR OTHERWISE, WHETHER ARISING PURSUANT TO THE UNIFORM COMMERCIAL CODE OR ANY OTHER PRESENT OR FUTURE LAW, OR OTHERWISE.

(b) The Lessor hereby authorizes the Lessee at the Lessee's cost and expense, to assert all right and claims, and to bring suits, actions and proceedings, in its own name or in the name of the Lessor, in respect of any seller's, manufacturer's (including miller's, converter's, enricher's or reprocessor's), transporter's, designer's or fabricator's warranties or undertakings, express or implied, relating to any portion of the Nuclear Fuel and to retain the proceeds of any such suits, actions and proceedings.

(c) The Lessee has investigated the state of the title to and rights of ownership in the Nuclear Fuel subject to this Lease at the commencement of the term hereof, and has made a physical inspection of the Nuclear Fuel subject to this Lease at the commencement of the term hereof or reasonably prior thereto, and is satisfied with and has approved the same for all purposes hereof. The Lessee will, from time to time after such commencement make a similar investigation and inspection of each portion of the Nuclear Fuel as the same becomes subject to this Lease, and will not permit any such portion to become subject to this Lease, unless the Lessee is similarly satisfied with and has similarly approved the same for all purposes hereof. No approval by the Lessee pursuant to this Section 7(c) shall affect or impair any of the Lessee's rights under Section 7(b).

(d) So long as no Event of Default shall have occurred and be continuing, the Lessee shall have exclusive possession and use of the Nuclear Fuel. The Nuclear Fuel may be used for any lawful purpose. The Lessee will not do or permit any act or thing which is contrary to any Legal Requirement or Insurance Requirement or which might impair the value or usefulness of the Nuclear Fuel or any part thereof other than in the normal usage thereof in the production of electric energy.

Section 8. Maintenance of the Nuclear Fuel.

The Lessee will (i) at its own expense (without limiting the Lessee's right to request payment or reimbursement by the Lessor of such expense provided in Section 5) keep the Nuclear Fuel in good condition and will promptly make or cause to be made all necessary or appropriate repairs, replacements and renewals or Restoration thereof, and (ii) at its own expense (without limiting the Lessee's right to request payment or reimbursement by the Lessor of such expense provided in Section 5) arrange for the proper Fuel Management. All repairs, replacements and renewals shall be done in a workmanlike manner. The Lessee will be responsible for all actions and expense necessary or appropriate for the proper utilization, preservation and safety of the Nuclear Fuel. The Lessor shall not be required to perform any construction, or to alter, repair, rebuild or replace the Nuclear Fuel or any portion thereof, or to maintain, service or manage the Nuclear Fuel or any portion thereof in any way, and the Lessee hereby expressly waives the right to perform any construction, or to make such alterations or repairs or to effect any such Fuel Management at the expense of the Lessor which may be provided for in any law now in effect or hereafter enacted.

Section 9. Removals, Transfer to the Lessee, Substitution.

(a) If no Event of Default under this Lease shall have occurred and be continuing, the Lessee shall have the right at any time and from time to time during the continuance of this Lease, at the Lessee's expense (without limiting the Lessee's right to request payment or reimbursement by the Lessor of such expense provided in Section 5), to move any assembly of the Nuclear Fuel from the Generating Facility to any other location in the continental United States for the purpose of having services performed thereon in connection with any stage of the Nuclear Fuel Cycle other than the Heat Production and Cooling stages, provided that no such action shall materially reduce the then fair market value of such assembly, and provided, further, that unless such assembly shall have been released from this Lease pursuant to Section 9(b), (i) such assembly shall be and remain the property of the Lessor, subject to this Lease and the Security Agreement, (ii) as a condition to such removal and relocation, all necessary governmental approvals and licenses with respect thereto shall have been procured and shall be in full force and effect, all necessary recordings and filings (including financing statements and continuation statements under any applicable Uniform Commercial Code) shall have been duly made in the public offices in which such recordings and filings must be made in order to publish notice, or otherwise protect the validity and effectiveness, of this Lease and the security interest created by the Security Agreement, and all fees, taxes and charges payable in connection with such recordings and filings shall have been paid in full by the Lessee. Any such removal shall constitute the agreement of the Lessee that the Lessee will continue to be obligated in respect of such assembly as provided in this Lease notwithstanding such removal, that the Lessee will pay or cause to be paid (except as provided in Section 5) all taxes and expenses incurred or to be incurred by the Lessor, the Lessee, the Agent and the Assignee by reason of such removal and relocation, and that the indemnities by the Lessee contained in Section 10 shall extend to the use, possession, conduct or management of or any work, improvement, demolition or thing done in or about or in respect of such assembly so removed to the same extent as if its place of relocation were the Generating Facility. The provisions of this Section 9(a) shall be applicable to each subsequent removal of any assembly of the Nuclear Fuel so removed from the place of relocation to which it was removed after its initial removal from the Generating Facility.

(b) At any time and from time to time, the Lessee shall have the right to remove any portion of the Nuclear Fuel from Heat Production. Whenever the Lessee desires to obtain the release from this Lease of any portion of the Nuclear Fuel regardless of the then present stage of its Nuclear Fuel Cycle, then the Lessee shall deliver to the Lessor a certificate in the form of Schedule B hereto showing the Stipulated Loss Value of such portion of the Nuclear Fuel at the date of such certificate and shall pay to the Lessor, in the manner provided by Section 4(d) hereof an amount equal to such Stipulated Loss Value, provided, that the amount payable for any neptunium or other product (other than uranium or plutonium) recovered in Reprocessing shall be an amount equal to the cost and expense, if any, of recovering such product. Thereupon the Lessor shall deliver to the Lessee a Bill of Sale in the form of Schedule E hereto transferring to the Lessee for no additional consideration all right, title, interest and claim of the Lessor to such portion of the Nuclear Fuel and releasing all lien and security interest under the Security Agreement. Thereupon such portion of the Nuclear Fuel shall cease to be Nuclear Fuel and shall cease to be subject to any provision of this Lease or of the Security Agreement. Upon delivery of such Bill of Sale, the Lessor and the Lessee shall execute a Fuel Schedule eliminating the description of such portion of the Nuclear Fuel from Schedule A to this Lease as theretofore supplemented and amended.

(c) The Lessor and the Lessee recognize that during the processing and reprocessing of Nuclear Fuel leased hereunder before and after its utilization in the Generating Facility, a Manufacturer performing services on such Nuclear Fuel may require that title thereto be transferred to such Manufacturer and such Nuclear Fuel be commingled with other Nuclear Fuel, with an obligation on such Manufacturer, upon completion of the services, to reconvey a specified amount of Nuclear Fuel. Accordingly, the Lessor and the Lessee agree that (i) Nuclear Fuel leased hereunder may become subject to such a contract notwithstanding any provision of this Lease to the contrary, (ii) as between the Lessor and the Lessee, such Nuclear Fuel shall be deemed to be and remain leased hereunder while title thereto is in such Manufacturer and (iii) the Nuclear Fuel delivered by such Manufacturer upon completion of its services shall be automatically leased hereunder in substitution for the Nuclear Fuel originally delivered to such Manufacturer.

(d) After the utilization of the Nuclear Fuel leased hereunder in the Generating Facility, the Lessor will at the Lessee's request, and upon approval of such request by the Lessor, which approval shall not be unreasonably withheld, transfer title to Nuclear Fuel leased hereunder in accordance with Section 20 hereof to a third party in exchange for the simultaneous transfer to the Lessor of clear and unencumbered title to replacement Nuclear Fuel having a fair market value not less than the Nuclear Fuel conveyed to such third party. The Nuclear Fuel received by the Lessor pursuant to any such exchange shall be automatically substituted for the Nuclear Fuel delivered by the Lessor and deemed to be subject to this Lease. Subject to the limitation on payment contained in Section 5, the Lessor shall pay any additional amounts required to effect such exchange. Such payments shall increase the Acquisition Cost of the substituted Nuclear Fuel and a new Fuel Schedule reflecting such increased Acquisition Cost shall be executed and delivered by the Lessor and the Lessee.

Section 10. Indemnification by the Lessee.

The Lessee shall pay, and shall protect, indemnify and save harmless the Lessor, the Agent, Goldman, Sachs & Co., the Assignee and their respective officers, directors, incorporators, shareholders, partners, employees, agents and servants from and against, all liabilities, taxes, losses, obligations, claims, damages, penalties, causes of action, suits, costs and expenses (including without limitation, attorneys' fees and expenses) or judgments of any nature arising from the Lessor's ownership of the Nuclear Fuel or from the Assignee's acquisition of a security interest therein. In the event that any action, suit or proceeding is brought against the Lessor, the Assignee, the Agent, Goldman, Sachs & Co. or any other person indemnified or intended to be indemnified pursuant to this Section 10 by reason of any such occurrence, the Lessee will, at the Lessee's expense, resist and defend such action, suit or proceeding or cause the same to be resisted and defended by counsel designated by the Lessee and acceptable to the person or persons indemnified or intended to be indemnified under this Section 10. The obligations of the Lessee under this Section 10 shall survive any termination of this Lease, in whole or in part.

Section 11. Inspection; Right to Enter Generating Facility.

The Lessor and the Assignee and their respective authorized representatives may enter the Generating Facility at reasonable times for the purpose of inspecting the Nuclear Fuel and the reactor in which it may be loaded from time to time (subject to their availability for inspection) and discussing its condition and performance with the responsible officers and employees of the Lessee. The Lessee agrees subject to applicable state and federal laws and regulations to make the Nuclear Fuel and the reactor in which it may be loaded from time to time available (to the extent practicable) for such inspection and to provide customary protective procedures and devices in connection therewith, and to make such officers and employees available for such discussion promptly after receiving notice thereof. The Lessor and the Assignee shall not have any duty to make any such inspection or conduct any such discussion and shall not incur any liability or obligation for not making any such inspection or for not conducting any such discussion.

Section 12. Payment of Impositions; Recording.

(a) Subject to the provisions of Section 15 hereof, the Lessee will pay all Impositions before any fine, penalty, interest or cost may be added for nonpayment, and will furnish to the Lessor and the Assignee, upon request, copies of official receipts or other satisfactory proof evidencing such payment.

(b) The Lessee, at its expense, shall execute, acknowledge and deliver from time to time such further counterparts of this Lease or such affidavits, certificates, Bills of Sale, financing and continuation statements and other instruments as may be reasonably requested by the Lessor or the Assignee in order to evidence the respective interests of the Lessor, the Assignee and the Lessee in the Nuclear Fuel or any portion thereof and in order to establish the character thereof as personal property, and shall, at its expense, cause such documents and the Credit Agreement and the Security Agreement if so requested by the Lessor or the Assighee to be recorded, filed or registered and to be re-recorded, refiled or re-registered in such manner and at such times and in such places as may be required by any present or future law applicable to the Nuclear Fuel or any portion thereof in order to publish notice and protect the validity of such interests.

Section 13. Compliance with Legal and Insurance Requirements, and With Instruments.

Subject to the provisions of Section 15 hereof, the Lessee at its expense will promptly (i) comply with all Legal Requirements and Insurance Requirements, whether or not compliance therewith shall require structural or basic mechanical changes in the Generating Facility, or in any design or fabrication of the Nuclear Fuel or any portion thereof, and whether or not such compliance will interfere with the use and enjoyment of the Nuclear Fuel or any portion thereof, (ii) procure, maintain and comply with all permits, licenses and other authorizations required for the ownership of the Nuclear Fuel or any portion thereof by the Lessor, or for any operation or use of the Nuclear Fuel or any portion thereof then being made, and for the proper maintenance thereof, and for the taking of all necessary and proper steps in the management of the Nuclear Fuel through each stage of the Nuclear Fuel Cycle, and (iii) comply with any other instruments of record or any contract or agreement at the time in force affecting title to or ownership of the Nuclear Fuel or any portion thereof.

Section 14. Liens.

The Lessee will not directly or indirectly create or permit to be created or to remain, and will discharge, any mortgage, lien, encumbrance or charge on, security interest in, or conditional sale or other title retention agreement with respect to, the Nuclear Fuel or any portion thereof, or upon the Lessee's leasehold interest therein or in any sublease thereof, or upon the Basic Rent, Additional Rent or any other sum payable under this Lease, other than (i) this Lease and any assignment hereof or sublease hereunder permitted hereby, (ii) liens for Impositions not yet payable, or payable without the addition of any fine, penalty, interest or cost for nonpayment, or being contested as permitted by Section 15 hereof, (iii) the Security Agreement and other liens, charges or encumbrances resulting from acts of the Lessor or securing obligations of the Lessor which the Lessee is not obligated to pay or discharge under the terms of this Lease and

(iv) liens of mechanics, laborers, materialmen, suppliers or vendors, or rights thereto, incurred in the ordinary course of business for sums of money which under the terms of the related contracts are not at the time due, provided that such reserve or other appropriate provision, if any, as shall be required by generally accepted accounting principles shall have been made in respect thereof.

Section 15. Permitted Contests.

The Lessee at its expense may contest after prior notice to the Lessor and the Assignee, by appropriate legal proceedings conducted in good faith and with due diligence, the amount, validity or application, in whole or in part, of any Imposition or lien therefor, or any Legal Requirement, or any other mortgage, lien, encumbrance, charge, security interest, conditional sale or other contract or agreement referred to in Section 14 hereof; provided that (i) in the case of an unpaid Imposition or lien therefor, such proceedings shall suspend the collection thereof from the Lessor and the Assignee, (ii) neither the Nuclear Fuel nor any portion thereof or interest therein would be subject to being sold, forfeited, confiscated, condemned or lost, (iii) neither the use of the Nuclear Fuel or any portion thereof, nor the taking of any step necessary or proper with respect thereto in the management thereof through any stage of the Nuclear Fuel Cycle, nor the performance of any other act required to be performed by the Lessee under this Lease would be subject to being enjoined, prevented or otherwise interfered with, (iv) the Lessor and the Assignee would not be subject to any additional civil liability (other than interest which the Lessee agrees to pay) or any criminal liability, for failure to pay any such Imposition or to comply with any such Legal Requirement or any such other mortgage, lien, encumbrance, charge, contract or agreement, and (v) the Lessee shall have set aside on its books adequate reserves (in accordance with generally accepted accounting principles) with respect thereto and shall have furnished such security, if any, as may be required in the proceedings or reasonably requested by the Lessor or the Assignee. The Lessee will pay, and save the Lessor and the Assignee harmless against, all losses, judgments, decrees and costs, including attorneys' fees and expenses, in connection with any such contest and will, promptly after the determination of such contest, pay and discharge the amounts which shall be levied, assessed or imposed or determined to be payable therein, together with all penalties, fines, interest, costs and expenses thereon or in connection therewith.

Section 16. Insurance.

(a) The Lessee shall, at its own cost and expense, procure and maintain, or cause to be procured and maintained, liability insurance and indemnification with respect to Nuclear Fuel leased hereunder insuring and indemnifying the Lessor, the Lessee, the Assignee, the Agent, Broad Street Contract Partners, and Goldman, Sachs & Co. to the full extent required under the Atomic Energy Act or under any other law, rule or regulation. In the event the provisions of the Atomic Energy Act with respect to liability insurance and the indemnification of licensees and operators of Nuclear Fuel thereunder shall change, then the Lessee shall use its best efforts to obtain equivalent insurance and indemnification from the Atomic Energy Commission or from such other public and/or private sources from whom such coverage is available. The Lessee may self-insure with respect to liability insurance to the extent that the Lessor and the Assignee may agree with the Lessee in writing provided that such self-insurance is permitted under all applicable laws, rules and regulations. The Lessee shall, at its own cost and expense, procure and maintain physical damage insurance with respect to the Nuclear Fuel insuring the Lessor and the Assignee against loss or damage to the Nuclear Fuel to the extent that such insurance coverage may be available from public and private sources; provided that (i) any such insurance may provide for such deductibles as are available in nuclear property insurance covering nuclear property similar in character to the Nuclear Fuel which is owned or leased by companies whose net worth and business activities are comparable to the Lessee, (ii) such insurance may include the standard coinsurance provision contained in nuclear property insurance and may exclude the types of property and kinds of risks customarily excluded from the standard coverage of such nuclear property insurance, (iii) in the event that the maintenance of such insurance against loss or damage to the Nuclear Fuel seriously limit, in the sole judgment of the Lessee, the availability of such insurance for other property at the Generating Facility, the Lessee may self-insure, in whole or in part, with respect to such physical damage insurance, and (iv) in lieu of obtaining such insurance coverage from public or private sources, the Lessee in its sole judgment may insure, in whole or in part, with respect to such physical damage insurance through a mutual insurance group with other utilities or may self-insure the risk of loss or damage to the Nuclear Fuel, in whole or in part, if the Generating Facility is insured through such mutual insurance group.

(b) The Lessee will provide the Lessor with copies of the policies or insurance certificates in respect of the insurance procured pursuant to the provisions of Section 16(a) and will advise the Lessor of all expiration and renewals of policies and all notices issued by the insurers thereunder. Within a six-month period from the execution of this Lease and at yearly intervals thereafter during the term of this Lease, the Lessee will furnish to the Lessor a detailed statement as to the insurance coverage provided pursuant to Section 16(a) and will further give immediate notice as to any change in the nature of such coverage including any change whatsoever in the provisions of the Atomic Energy Act with respect to liability insurance and indemnification.

Section 17. Damage or Destruction.

(a) If any incident of damage to or destruction of the Generating Facility, the Nuclear Fuel or any portion thereof should occur, which damage or destruction (i) is in excess of $250,000, and (ii) is of such a nature as to prevent Heat Production by the Nuclear Fuel, the Lessee will promptly give notice thereof to the Lessor and the Assignee, generally describing the nature and extent of such damage or destruction, and unless the Lessee shall have delivered to the Lessor and the Assignee the certificate described in Section 19(a)(i) hereof or shall have exercised its right to obtain a release of such Nuclear Fuel or portion thereof pursuant to Section 9(b) within 90 days after the happening of such incident, the Lessee will, at its cost and expense (without limiting the Lessee's right to request payment or reimbursement by the Lessor of such expenses provided in Section 5), promptly commence and complete (subject to Unavoidable Delays but in any event within 18 months after the happening of such incident), the Restoration of the Generating Facility, the Nuclear Fuel or such portion thereof, as the case may be, whether or not the insurance proceeds, if any, on account of such damage or destruction shall be sufficient for the purpose. Upon completion of Restoration, the Lessee shall execute and deliver to the Lessor a Fuel Schedule, shall cause the relevant Manufacturer of the replacement Nuclear Fuel to execute and deliver to the Lessor, a Bill of Sale substantially in the form of Schedule C, unless the Nuclear Fuel Contract provides for the transfer of title to the Lessor without execution and delivery by the relevant Manufacturer of a bill of sale, and shall deliver to the Lessor a duly executed Bill of Sale substantially in the form of Schedule C hereto describing any portion of the Nuclear Fuel to which the Lessee has title; and the Lessor shall accept such Bill or Bills of Sale. As to any Nuclear Fuel originally included on Schedule A, as amended, and replaced by such Restoration, the Lessor shall deliver to the Lessee a Fuel Schedule and a Bill of Sale substantially in the form of Schedule E hereto. The Lessee expressly waives the provisions of any present or future law relating to damage or destruction and agrees that the provisions of this Lease shall control the rights of the Lessor and the Lessee in respect of the Nuclear Fuel.

(b) If no Event of Default shall have occurred and be then continuing, all insurance proceeds received by the Lessor or the Assignee on account of any damage to or destruction of the Nuclear Fuel or any portion thereof (less the actual costs, fees and expenses incurred in the collection thereof for which the person incurring the same shall be reimbursed from such proceeds) shall be paid to the Lessee.

Section 18. Condemnation or Eminent Domain.

(a) In case of a Taking or the commencement of any proceedings or negotiations which might result in any Taking, the Lessee will promptly give notice thereof to the Lessor and the Assignee, generally describing the nature and extent of such Taking or the nature of such proceedings or negotiations and the nature and extent of the Taking which might result therefrom, as the case may be. The Lessee hereby assigns to the Lessor any award or payment on account of any Taking of the Nuclear Fuel or any portion thereof which is payable to the Lessee. The Lessor and the Assignee shall have the right [illegible] any proce[illegible]s in connection with any such Taking of the Nuclear Fuel or any portion thereof, provided that the Lessee shall be entitled to control any such proceedings or negotiations. The Lessee will pay all reasonable costs, fees and expenses incurred by the Lessor and the Assignee in connection with any Taking of the Nuclear Fuel or any portion thereof and seeking and obtaining any award or payment on account thereof.

(b) In the case of any Taking, (i) the provisions of this Lease shall remain in effect, except as expressly provided below in this Section 18, without any abatement or reduction of Basic Rent, Additional Rent or any other sum payable hereunder, and (ii) unless the Lessee shall have exercised its right to obtain a release of such Nuclear Fuel or portion thereof pursuant to Section 9(b), the Lessee, whether or not the awards or payments, if any, on account of such Taking shall be sufficient for the purpose, at its cost and expense (without limiting the Lessee's right to request payment or reimbursement by the Lessor of such expenses provided in Section 5) will promptly commence and complete (subject to Unavoidable Delays but in any event within 18 months after the happening of such Taking) Restoration of the Generating Facility and the Nuclear Fuel or the portion thereof affected by such Taking, unless the Lessee shall have delivered to the Lessor and the Assignee the certificate described in Section 19(a)(i) hereof within 90 days after the happening of such Taking, provided that in case of a Taking for temporary use the Lessee shall not be required to effect such Restoration until such Taking has terminated. A Taking for temporary use shall mean a requisition of the use of the Nuclear Fuel, the Generating Facility or any portion of either which by its terms does not exceed the original term of this Lease or the then current extended term. Upon completion of Restoration, the Lessee shall execute and deliver to the Lessor a Fuel Schedule and shall cause the manufacturer or supplier of the replacement Nuclear Fuel to execute and deliver to the Lessor, a Bill of Sale substantially in the form of Schedule C hereto, and the Lessor shall accept this Bill of Sale. As to any Nuclear Fuel originally included on Schedule A, as amended, and replaced by such Restoration, the Lessor shall deliver to the Lessee a Fuel Schedule and a Bill of Sale substantially in the form of Schedule E hereto.

(c) If no Event of Default shall have occurred and be then continuing, all awards and payments received by the Lessor or the Assignee on account of any Taking of the Nuclear Fuel or any portion thereof (less the actual costs, fees and expenses incurred in the collection thereof, for which the person incurring the same shall be reimbursed from such awards or payments) shall be paid over to the Lessee.

(d) For purposes of this Lease, all amounts paid pursuant to any agreement with any condemning authority which has been made in connection with any Taking shall be deemed to constitute an award on account of such Taking.

Section 19. Termination After Certain Events.

(a) This Lease shall terminate in the manner and with the effect hereinafter set forth in Section 19(b) upon the happening of any of the following events:

(i) The Lessee shall have delivered to the Lessor and the Assignee a certificate of the Lessee signed by its President or any Vice President, stating that the Lessee desires to terminate this Lease;

(ii) The Lessor or the Assignee shall have given notice that either the Lessor or the Assignee is not satisfied with the insurers, coverage, amount or terms of any insurance policy or indemnity agreement required to be obtained and maintained by the Lessee pursuant to Section 16 hereof, and that the Lessor desires to terminate this Lease;

(iii) The Lessor becomes, or is declared by the Securities and Exchange Commission to be, an "electric utility company" or a "gas utility company" as defined in the Public Utility Holding Company Act of 1935, as amended, or the Agent or Goldman, Sachs & Co. or their respective officers, directors, shareholders, partners or employees, or the Assignee shall become subject to regulation under such Act;

(iv) The Lessor becomes, or is declared by the Federal Power Commission to be, a "public utility" as defined in the Federal Power Act, as amended, or the Agent or Goldman, Sachs & Co. or their respective officers, directors, shareholders, partners or employees, or the Assignee shall become subject to regulation under such Act;

(v) The Lessor becomes, or is declared by the Iowa State Commerce Commission to be, a "public utility" as defined in the Code of Iowa, as amended, or becomes or is declared to be, a "foreign public utility corporation" as defined in the Code of Iowa, as amended, or the Agent or Goldman, Sachs & Co. or their respective officers, directors, shareholders, partners or employees or the Assignee shall become subject to regulation under such law;

(vi) The Lessor becomes, or is declared by the Public Utilities Commission of the State of Colorado to be, a "public utility" as defined in the Revised Statutes of Colorado, as amended, or the Agent or Goldman, Sachs & Co. or their respective officers, directors, shareholders, partners or employees, or the Assignee shall become subject to regulation under such law;

(vii) The Lessor becomes or is declared by any relevant governmental body to be, a public utility or similar entity under the laws of the States of Nebraska or Minnesota or the Agent or Goldman, Sachs & Co. or their respective officers, directors, shareholders, partners or employees, or the Assignee shall become subject to regulation under the laws of such States;

(viii) Any law or regulation or interpretation of any law or regulation shall be adopted or enforced by any governmental or regulatory authority (including, without limitation, the Federal Atomic Energy Commission, the Iowa State Commerce Commission, the Colorado Public Utilities Commission, the Securities and Exchange Commission, the Federal Power Commission and the New York Stock Exchange), and as a result of such adoption or enforcement, approval of the transactions contemplated by this Lease shall be required and shall not have been obtained within any grace period after such adoption or enforcement, or as a result of which adoption or enforcement this Lease or any transaction contemplated hereby, including any payments to be made by the Lessee or the ownership of the Nuclear Fuel by the Lessor, shall be or become unlawful or the performance of this Lease shall be rendered impracticable in any material way;

(ix) The Credit Agreement shall have terminated pursuant to Section 1.03 or Article VII thereof;

(x) If a nuclear incident (as that term is defined in the Federal Atomic Energy Act, 42 U.S.C. §2011 ff.) involving or connected in any way with the Nuclear Fuel, the Generating Facility or any portion of either thereof shall have occurred and if the Lessor shall have given notice to the Lessee that the Lessor believes such nuclear incident may give rise to an aggregate liability (whether of the Lessee, the Lessor, the Assignee or the Agent), or to damage, destruction or personal injury, in excess of $10,000,000; or

(xi) If the Lessor or the Lessee shall have given to the other the notice of termination provided for in Section 2(b) hereof and the termination date stated in such notice shall have occurred or the termination date of December 31, 2023 provided for in Section 2(b) shall have occurred by lapse of time,

(b) Forthwith upon the happening of any of the events listed in Section 19(a) hereof, this Lease shall cease and terminate, except with respect to obligations and liabilities of the Lessee, actual or contingent, which arose under this Lease on or prior to the date of termination and except for the Lessee's obligations set forth in Sections 4(e), 8, 10, 12, 13, 16 and 26(b) hereof, and in this Section 19(b), all of which obligations will continue until the delivery of documentation by the Lessor and the payment by the Lessee provided for below, and forthwith also upon such termination, title to, and the entire interest of the Lessor in, the Nuclear Fuel shall automatically transfer to and be vested in the Lessee, without the necessity of any action by either the Lessor or the Lessee, but subject to the rights of the Assignee under the Security Agreement and to the lien and security interest created thereby; provided, however, that title to, and the entire interest of the Lessor in, the Nuclear Fuel shall, forthwith upon such termination, automatically transfer to and be vested in any person designated by the Lessee and approved by the Lessor and the Assignee in writing, rather than transferring to and being vested in the Lessee as aforesaid, if but only if (i) such person shall, upon such termination, be lawfully entitled to accept and be vested with title to the Nuclear Fuel, and (ii) prior to such termination, such person shall have delivered an instrument to the Lessor and the Assignee, in form and substance satisfactory to them, executed and acknowledged by such person and by the Lessee, pursuant to which such person shall irrevocably (1) undertake to accept title to, and the entire interest of the Lessor in, the Nuclear Fuel forthwith upon such termination, subject to the rights of the Assignee under the Security Agreement and to the lien and security interest created thereby, (2) agree that the transfer to and the vesting in such person of such title and interest shall occur automatically upon such termination without the necessity of any action by either the Lessor or the Lessee or such person, and (3) undertake to execute, upon such termination, the instrument referred to below in this Section 19(b) acknowledging, among other things, that title to and ownership of the Nuclear Fuel has transferred to and vested in such person. Promptly after either the Lessor or the Lessee shall learn of the happening of any of the events listed in Section 19(a) hereof, such party shall give notice thereof to the other party hereto (and in the case of such a notice to the Lessor, signed also by such other person in whom title to the Nuclear Fuel shall have vested as aforesaid, and delivered to the Assignee and the Agent as well), which notice shall (x) acknowledge that this Lease has terminated, subject to the continuing obligations of the Lessee mentioned above, and that title to and ownership of the Nuclear Fuel has transferred to and vested in the Lessee or such other person, as the case may be, subject as aforesaid and (y) state that on a settlement date occurring not less than 90 nor more than 120 days after the giving of such notice, which settlement date shall be specified therein, the Lessee shall be obligated to pay to the Lessor, as the purchase price for the Nuclear Fuel an amount equal to the sum of (i) the Stipulated Loss

Value plus (ii) the Daily Lease Charge accrued to and including the settlement date, including as accrued for the purposes of this computation unamortized debt discount and/or unaccrued interest to maturity with respect to all Commercial Paper outstanding under the Credit Agreement as of the settlement date, and (z) state that on such settlement date, the Lessor shall be obligated to deliver to the Lessee both a confirmatory Bill of Sale acknowledging the above-described transfer and vesting of title and ownership of the Nuclear Fuel, and an instrument duly executed by the Assignee, cancelling and discharging the Security Agreement and the liens and security interests created thereby upon the Nuclear Fuel. Upon the delivery of such notice, the Lessor and the Lessee shall become obligated to make the payment and to deliver the documentation referred to therein on such settlement date to the same extent as if each had acknowledged in writing its obligation so to do. Such payment and delivery of documentation shall be made in accordance with Section 20 hereof.

Section 20. Conditions of Termination and Conveyance.

(a) Upon the purchase by the Lessee or any other person pursuant to this Lease of the Lessor's interest in the Nuclear Fuel or any portion thereof or of the Lessor's interest in any insurance proceeds or condemnation awards (or the right to receive the same) which the Lessee is entitled to receive in connection with any such purchase by it, the Lessor need not transfer any better title thereto or ownership interest therein than existed on the respective dates when the various items of property so sold first became subject to this Lease, and the Lessee or such other person, as the case may be, shall accept the same, subject to all liens, encumbrances, charges, exceptions and restrictions attaching thereto on or after the date of this Lease which have not been created by voluntary act of the Lessor or for the discharge of which the Lessee is responsible under this Lease, and to all applicable laws, regulations and ordinances, but free and clear of the lien of the Security Agreement.

(b) Upon the settlement date specified in the notice delivered by the Lessor or the Lessee, the Lessee shall pay to the Lessor at its address for purposes of notices hereunder or to such other person at such other place designated by the Lessor or the Assignee, the purchase price therefor specified herein, in Federal funds, and the Lessor shall deliver to the Lessee an appropriate instrument or instruments of transfer which shall transfer, or confirm the transfer of, the title to and ownership interest in the Nuclear Fuel and an appropriate instrument duly executed by the Assignee, cancelling and discharging the Security Agreement and the liens and security interests created thereby upon the Nuclear Fuel. The Lessee shall pay all expenses in connection with such transfer, including all escrow fees, search and recording and filing fees, attorneys' fees and all applicable federal, state and local sales, use and other taxes which may be incurred or imposed by reason of the transfer then being made by the Lessor, or by reason of the delivery of said instrument or instruments of transfer.

(c) Notwithstanding any other provision of this Lease, whenever the Lessee has the right or obligation to purchase the Nuclear Fuel or any portion thereof or any other property pursuant to any provision of this Lease (other than Section 19(b)), the Lessee may cause such purchase to be effected by, and the Lessor shall transfer title and ownership to the subject matter of such purchase to, any other person specified by the Lessee in a notice to the Lessor given at least 15 days prior to the date of such purchase, provided, however, that nothing specified in this subsection (c) shall in any way impair or affect the obligations of the Lessee under this Lease in connection with such purchase and provided, further, that, at the time of any such transfer to such other person, the Lessee shall deliver to the Lessor and the Assignee the undertaking of the Lessee indemnifying and holding the Lessor and the Assignee harmless from and against any loss or liability incurred by the Lessor and the Assignee by reason of such transfer.

Section 21. Estoppel Certificates; Information.

The Lessee will from time to time deliver to the Lessor and the Assignee, promptly upon reasonable request, (i) a statement, executed by any Vice President of the Lessee, certifying the dates to which the Basic Rent, Additional Rent and other sums payable hereunder have been paid, that this Lease is unmodified and in full effect (or, if there have been modifications, that this Lease is in full effect as modified, and identifying such modifications) and that no Event of Default has occurred and is continuing (or, if any Event of Default has occurred and is continuing, specifying the nature and period of existence thereof and what action the Lessee is taking or proposed to take with respect thereto), and (ii) such information with respect to the Nuclear Fuel or any portion thereof, including the amounts of Stipulated Loss Value of the Nuclear Fuel or portions thereof in accordance with the Lessee's records, as from time to time may reasonably be requested, it being intended that any such statement delivered pursuant to this Section 21 may be relied upon by the Lessor and the Assignee.

Section 22. Rights to Perform the Lessee's Covenants.

If the Lessee shall fail to make any payment or perform any act required to be made or performed by it hereunder, the Lessor or the Assignee, without notice to or demand upon the Lessee and without waiving or releasing any obligation or default, may (but shall be under no obligation to) at any time thereafter make such payment or perform such act for the account and at the expense of the Lessee therefor. All payments so made by the Lessor or the Assignee and all costs and expenses (including, without limitation, attorneys' fees and expenses) incurred in connection therewith or in connection with the performance by the Lessor or the Assignee of any such act shall constitute Additional Rent hereunder and the Lessee agrees to pay the same as provided in Section 4 hereof.

Section 23. Assignments and Subleasing by the Lessee.

The Lessee may sublease the Nuclear Fuel or any portion thereof, and the interest of the Lessee in this Lease may be assigned, provided that such sublease or assignment shall expressly be made subject to the provisions of this Lease, and provided, further, that no such sublease or assignment shall affect or reduce any obligations of the Lessee or rights of the Lessor hereunder, and all obligations of the Lessee hereunder shall continue in full effect as the obligations of a principal and not of a guarantor or surety, to the same extent as though no assignment or sublease had been made.

Section 24. Events of Default and Remedies.

(a) Any of the following events of default by the Lessee shall constitute an "Event of Default" and give rise to the rights on the part of the Lessor described in Section 24(b) hereof:

(i) default in the payment of any amount payable by the Lessee hereunder and the continuance of such default for 15 days after notice to the Lessee; or

(ii) default in the payment or performance of any other liability or other obligation or covenant of the Lessee to the Lessor and the continuance of such default for 30 days after notice to the Lessee; or

(iii) the Lessee admits insolvency or bankruptcy or its inability to pay its debts as they may mature, or makes an assignment for the benefit of creditors or applies for or consents to the appointment of a trustee or receiver for the Lessee, or for the major part of its property; or

(iv) the institution of bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings for relief under any bankruptcy law or similar law for the relief of debtors, are instituted by or against the Lessee, and if instituted against the Lessee are allowed against the Lessee or are consented to or are not dismissed, stayed or otherwise nullified within 120 days after such institution.

(b) Upon the occurrence of any Event of Default, the Lessor may in its discretion do any one or more of the following:

(i) proceed by appropriate judicial proceedings, either at law or in equity, to enforce performance or observance by the Lessee of the applicable provisions of this Lease, including, without limitation, the provisions of Section 19 hereof, or to recover damages for the breach thereof; or

(ii) by notice to the Lessee terminate this Lease, whereupon the Lessee's interest and all right of the Lessee and persons claiming through or under the Lessee to the use of the Nuclear Fuel shall forthwith terminate but the Lessee shall remain liable as hereinafter provided; and thereupon the Lessor shall have the immediate right of possession of the Nuclear Fuel (to the extent not prohibited by law) and the right, at the Lessor's election, either to enter the Generating Facility or any other premises of the Lessee where the Nuclear Fuel or any portion thereof is located and remove the Nuclear Fuel or such portion thereof there located (to the extent not prohibited by law) or cause the same to be done by any person entitled by law so to do, in which case the Lessor shall not be responsible for any damage to the Generating Facility or such premises except for damage resulting from the Lessor's misconduct or negligence (the Lessee hereby agreeing to indemnify and hold the Lessor harmless from all losses and liabilities in respect of any such damage to the Generating Facility, such premises or the Nuclear Fuel or injury to the Lessor's, the Lessee's or such other person's employees sustained in the course of such removal, except any such damage resulting from the Lessor's misconduct or negligence, provided that the Lessee hereby further agrees that the misconduct or negligence of the Assignee shall not be imputed to the Lessor), or to require the Lessee, as the Lessee's expense, to deliver the Nuclear Fuel or any portion thereof, properly containerized and insulated for shipping, at the Generating Facility and consigned to a person specified by the Lessor and licensed to receive such Nuclear Fuel, in which case the risk of loss shall be upon the Lessee until such delivery is made; and the Lessor may thenceforth hold, possess and enjoy the Nuclear Fuel (to the extent not prohibited by law) and may sell the Lessor's interest in the Nuclear Fuel or any portion thereof upon any terms deemed satisfactory to the Lessor, free from any rights of the Lessee and any person claiming through or under the Lessee; but the Lessor shall, nevertheless, have the right to recover forthwith from the Lessee:

(A) any and all Basic Rent, Additional Rent and all other amounts payable by the Lessee hereunder which may be due and unpaid immediately prior to such termination or which may then be accrued and unpaid; and

(B) as liquidated damages for loss of the bargain and not as a penalty, an amount equal to the excess of (x) the sum of (i) the Stipulated Loss Value of the Nuclear Fuel as of the date of such termination of this Lease plus (ii) the Daily Lease Charge accrued to and including such date of termination, including as accrued for the purposes of this computation unamortized debt discount and/or unaccrued interest to maturity with respect to all Commercial Paper outstanding under the Credit Agreement as of such date of termination, over (y) the amount, if any, realized by the Lessor in a public sale of the Nuclear Fuel (at which the Lessor, the Assignee or the Agent may be a purchaser), after deduction from the sale price all the costs of such sale, including legal fees, commissions, sales taxes and other customary charges; it being understood that the Lessor shall have no obligation to conduct any such sale, and that the Lessor may, in lieu of conducting such sale, transfer and convey title to, and its entire ownership interest in, the Nuclear Fuel to the Lessee or any trustee or liquidator therefor upon the terms and conditions set forth in Section 20, but that, if the Lessor conducts such sale, the Nuclear Fuel may be sold free and clear of all rights of the Lessee; and

(C) any and all other damages and expenses (including, without limitation, attorneys' fees and expenses), which the Lessor shall have sustained by reason of the breach of any provision of this Lease.

The Lessee hereby waives, to the full extent not prohibited by law, any right it may now or hereafter have to require the sale, in mitigation of damages, of the Nuclear Fuel or any portion thereof.

(c) The remedies herein provided in favor of the Lessor in an Event of Default as hereinabove set forth shall not be deemed to be exclusive, but shall be cumulative and shall be in addition to all other remedies in its favor existing at law, in equity or in bankruptcy.

Section 25. Surrender; Acceptance of Surrender.

Subject always to the rights of the Lessee to obtain a release of any portion of the Nuclear Fuel pursuant to Section 9(b) and acquire title thereto and the right of the Lessee to acquire title to the Nuclear Fuel in the events and on the terms and conditions set forth in Section 19, upon the expiration or earlier termination of this Lease, the Lessee shall surrender the Nuclear Fuel to the Lessor or its designee in the same condition in which the various portions thereof existed on the respective dates when such portions first became subject to this Lease, except as repaired, replaced or added to, as permitted by any provisions of this Lease, and except for the loss or reduction of Heat Production capacity and other changes caused by the management thereof through the Nuclear Fuel Cycle. The Lessee shall, at its expense and upon the request of the Lessor, remove the Nuclear Fuel or any portion thereof so requested from the lands upon which the same is situated at the expiration or termination of the term hereof, and deliver the Nuclear Fuel or such portion thereof so requested, properly containerized and insulated for shipping, at the Generating Facility, and consigned to a person specified by the Lessor and licensed to receive such Nuclear Fuel. No surrender of this Lease or of the Nuclear Fuel or any portion thereof or of any interest therein shall be valid or effective unless agreed to and accepted in writing by the Lessor and the Assignee, and no act by any representative or agent of the Lessor and the Assignee, and no act by the Lessor and the Assignee, other than such agreement and acceptance by the Lessor and the Assignee, shall constitute an acceptance of any such surrender.

Section 26. Assignments by the Lessor.

(a) The Lessor has granted a security interest in the Nuclear Fuel to the Assignee under the Security Agreement. The Security Agreement provides that so long as no Event of Default as defined in Section 24(a) hereof has occurred and is continuing this Lease and the Lessee's interest herein shall at all times be prior to the security interests granted under the Security Agreement. The Lessor has also granted a security interest in its right, title and interest in this Lease and the Basic Rent,

Additional Rent and other sums due and to become due hereunto to the Assignee under the Assignment Agreement. The Lessee agrees that all such Rents and other sums due and to become due hereunder shall be paid as the Assignee directs.

(b) The Assignee shall not be obligated to perform any duty, covenant or condition required to be performed by the Lessor under any of the terms hereof, but on the contrary, the Lessee by its execution hereof acknowledges and agrees that notwithstanding any such assignment each and all such duties, covenants or conditions required to be performed by the Lessor shall survive any such assignment and shall be and remain the sole liability of the Lessor and of every person, firm or corporation succeeding (by merger, consolidation, purchase of assets or otherwise) to all or substantially all of the business assets or goodwill of the Lessor. Without limiting the foregoing, the Lessee further acknowledges and agrees that the rights of the Assignee in and to the sums payable by the Lessee under any provisions of this Lease shall not be subject to any abatement whatsoever, and shall not be subject to any defense, set-off, counterclaim or recoupment whatsoever whether by reason of failure of or defect in the Lessor's title or any interruption from whatsoever cause in the use, operation or possession of the Nuclear Fuel or any part thereof or any damage to or loss or destruction of the Nuclear Fuel or any part thereof or by reason of any other indebtedness or liability, howsoever and whenever arising, of the Lessor to the Lessee or to any other person, firm or corporation or to any governmental authority or for any cause whatsoever, it being the intent hereof that the Lessee shall be unconditionally and absolutely obligated to pay the Assignee all of the rents and other sums which are the subject matter of the assignment, and (ii) the Assignee shall have the sole right to exercise all rights, privileges and remedies (either in its own name or in the name of the Lessor for the use and benefit of the Assignee) which by the terms of this Lease or by applicable law are permitted or provided to be exercised by the Lessor.

Section 27. No Merger.

There shall be no merger of this Lease or of the leasehold interest created by this Lease with the absolute ownership interest in the Nuclear Fuel or any portion thereof by reason of the fact that the same person, firm, corporation or other entity may acquire or own or hold, directly or indirectly, (i) this Lease or the leasehold interest created by this Lease or any interest in this Lease or in any such leasehold interest, and (ii) the absolute ownership or other interest in the Nuclear Fuel or any portion thereof, and no such merger shall occur unless and until all persons, firms, corporations, and other entities, including the Assignee, having any interest in (y) this Lease or the leasehold interest created by this Lease and (z) the absolute ownership or other interest in the Nuclear Fuel or any portion thereof shall join in an instrument effecting such merger and shall duly record the same.

Section 28. Notices.

Any notices provided for in this Lease shall be in writing and shall be deemed to have been duly given when delivered personally or otherwise actually received or five days after the same have been deposited in the United States mail, registered, postage prepaid, addressed as follows:

If to the Lessor: (with a copy to the Assignee)	Arnold Fuel, Inc. c/o Broad Street Contract Services, Inc. 55 Broad Street New York, New York 10004 Attention: Nils Lundquist Vice President
If to the Lessee:	Iowa Electric Light and Power Company P. O. Box 351 Cedar Rapids, Iowa 52406 Attention: J. B. Rehnstrom, Vice President and Treasurer

If to the Assignee: The First National Bank of Chicago
One First National Plaza
Chicago, Illinois 60670

Attention: Division "G"

If to the Agent: Broad Street Contract Services, Inc.
55 Broad Street
New York, New York 10004

Attention: Nils Lundquist
Vice President

or at such other place as any of the parties may designate by notice duly given in accordance with this Section.

Section 29. Allocation of Amounts.

Whenever, under Section 1, 4, 5, 9, 17(a), 18(b) or 21, computations are required to be made involving a cost, price, payment, charge, factor, discount, or any other amount relating to a single assembly of the Nuclear Fuel, such cost, price, payment, charge, factor, discount or any other amount shall be determined in the sole judgment of the Lessee. Unless the Lessee shall have informed the Lessor or the Assignee otherwise in writing or unless otherwise set forth in any of the Schedules attached hereto or furnished pursuant to this Lease, allocation shall be made by dividing the aggregate of all such costs, prices, payments, charges, discounts or any other amounts which are known to have been incurred, paid, accrued or arisen, at approximately the same time and in the same general transaction or computation, with respect to such assembly and several other assemblies of the Nuclear Fuel, into as many equal parts as there are such assemblies, and allocating one of the parts so divided to each such assembly. In the event that any such cost, price, payment, charge, discount or any other amount must be certified pursuant to this Lease, the person making such certification shall be the sole judge of the propriety of making any such allocation, and such person need only place the term "(allocated)" before or after any cost, price, payment, discount or any other amount so certified in order to (i) establish the propriety of making such an allocation, and (ii) give the warranty of such person as to the accuracy of the allocation so certified and its compliance with the provisions of this Section 29.

Section 30. Amendments.

This Lease may not be amended, modified or terminated, nor may any obligation hereunder be waived, orally, and no such amendment, modification, termination or waiver shall be effective for any purpose unless it is in writing, signed by the party against whom enforcement thereof is sought, except that amendments of Schedule A hereto pursuant to Sections 5, 9, 17(a) or 18(b) hereof shall be made in accordance with the provisions of such Sections.

Section 31. Severability.

Any provision of this Lease which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the Lessee hereby waives any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

Section 32. Job Incentive Credit and Investment Credit.

To the extent that the Nuclear Fuel is or becomes eligible for the job incentive credit or the investment credit or service credit under the Internal Revenue Code as in effect on the date of this Lease or thereafter amended from time to time, the Lessor at the Lessee's request shall elect to treat the Lessee as having acquired the Nuclear Fuel, and shall provide the Lessee with an appropriate credit election. The Lessee shall provide the Lessor with a report or statement with respect to all Nuclear Fuel as to which such credit election is applicable, and such report or statement shall be in such form as may be required for Internal Revenue Service reporting.

Section 33. Miscellaneous.

The Lessor agrees that (i) the Lessor will not amend or modify or consent to any amendment or modification of the Credit Agreement without the prior written consent of the Lessee, (ii) in the event of any notice from the Assignee to the Lessor pursuant to Section 1.04 of the Credit Agreement, the Lessor will consult with the Lessee with respect to the action which the Lessor proposes to take in respect of such notice and will take such action and elect such of the options provided for in Section 1.04 as the Lessee may approve in writing within 20 days of such notice (absent such approval, the Lessor being able to elect such option as the Lessor in its sole discretion may determine), and (iii) the Lessor will at all times use its best efforts to comply with, observe and perform all of the covenants and agreements required to be complied with, observed or performed by the Lessor under the Credit Agreement.

The terms and provisions of this Lease supersede all prior negotiations and oral understandings, if any, between the Lessor and the Lessee with respect to the transactions contemplated hereby. This Lease is intended to be a corporate obligation of the Lessor only, and no recourse may be made by the Lessee against any incorporator, shareholder, director, officer, employee or agent of the Lessor or of the Agent or Goldman, Sachs & Co. or any partner or employee of Goldman, Sachs & Co. with respect to claims against the Lessor or the Agent arising under this Lease. The captions in this Lease are for convenience of reference only and shall not define or limit any of the terms or provisions hereof. This Lease shall in all respects be governed by, and construed in accordance with, the laws of the State of Iowa, including all matters of construction, validity and performance.

IN WITNESS WHEREOF, the parties hereto have caused this Lease to be executed and their respective corporate seals to be hereunto affixed and attested by their respective officers thereunto duly authorized, as of the day and year first above written.

ARNOLD FUEL, INC.



By ______________________
Vice President
CHARLES O. SVENSON
LESSOR

[CORPORATE SEAL]

ATTEST:



Assistant Secretary

IOWA ELECTRIC LIGHT AND POWER COMPANY



By ______________________
Vice President
LESSEE

[CORPORATE SEAL]

ATTEST:



Secretary